Exhibit 12.1

Isle of Capri Casinos, Inc.

Ratio of Earnings to Fixed Charges

	YTD Q3	FYE	FYE	FYE	FYE	FYE
	1/25/2015	4/27/2014	4/28/2013	4/29/2012	4/24/2011	4/25/2010
Earnings:
Income from continuing ops before income taxes and noncontrolling interest	4.9	(148.2)	(45.8)	(10.5)	2.6	(12.1)
Add:
Fixed charges identified below	69.6	90.2	100.4	97.4	99.8	82.7
Deduct:
Interest capitalized during the period	—	0.1	2.5	1.1	0.1	0.1
Adjusted Earnings	74.5	(58.1)	52.1	85.8	102.3	70.5

Fixed charges:
Interest expense	63.4	81.3	89.4	87.9	91.9	75.4
Interest capitalized	—	0.2	2.6	1.1	0.1	0.1
Interest portion of rent expense (est. use 35%)	6.2	8.7	8.4	8.4	7.8	7.2
Adjusted fixed charges	69.6	90.2	100.4	97.4	99.8	82.7

Ratio of Earnings to Fixed Charges	1.1	(1)	(2)	(3)	1.0	(4)

(1)                                 For the year ended April 27, 2014, earnings were insufficient to cover fixed charges by approximately $148.3 million.

(2)                                 For the year ended April 28, 2013, earnings were insufficient to cover fixed charges by approximately $48.3 million.

(3)                                 For the year ended April 29, 2012, earnings were insufficient to cover fixed charges by approximately $11.6 million.

(4)                                 For the year ended April 25, 2010, earnings were insufficient to cover fixed charges by approximately $12.2 million.